SECURITIES AND EXCHANGE COMMISSION

Washington, DC

FORM U-6B-2

Certificate of Notification

Certificate is filed by: The Toledo Edison Company ("Toledo Edison" or the "Company"), a wholly owned subsidiary of FirstEnergy Corp., a registered holding company, pursuant to Rule U-20(d) and Rule U-52(c) adopted under the Public Utility Holding Company Act of 1935.

This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.	Type of securities:

In connection with the issuance and sale on behalf of the Company by the Beaver County Industrial Development Authority (the "Authority") of a series of Pollution Control Revenue Refunding Bonds, Series 2005-A, in the principal amount of $45,000,000 (the "Revenue Bonds"), Toledo Edison delivered to J.P. Morgan Trust Company, National Association, as trustee (the "Trustee"), a Pollution Control Facilities Note (Beaver County Industrial Development Authority), Series 2005-A (the "Note") in the same principal amount of and containing other provisions corresponding to the Revenue Bonds. The Note was issued pursuant to a Pollution Control Facilities Loan Agreement dated as of April 1, 2005 (the "Loan Agreement") between the Company and the Authority. The Authority issued the Revenue Bonds pursuant to a Trust Indenture with the Trustee, dated as of April 1, 2005 (the "Trust Indenture").

Concurrently with the issuance of the respective Revenue Bonds, the Company entered into an Insurance Agreement dated as of April 1, 2005 (the "Insurance Agreement") with Ambac Assurance Corporation (the "Bond Insurer"). Pursuant to the Insurance Agreement, the Bond Insurer delivered to the trustee for the Revenue Bonds a financial guaranty insurance policy (the "Policy") insuring the payment of the principal of (but not premium) and interest on the Revenue Bonds when due.

Pursuant to the Trust Indenture and in order to induce Ambac to issue the Policy, the Company issued and delivered to the Trustee as further security for the payment of principal of (but not premium) and interest on the Revenue Bonds a new series of its first mortgage bonds (the "First Mortgage Bonds") under the Indenture of Mortgage and Deed of Trust, dated as of April 1, 1947, as amended and supplemented (the "Mortgage") from the Company to JPMorgan Chase Bank, N.A. (formerly known as The Chase Manhattan Bank), as successor trustee (the "Mortgage Trustee"), in an aggregate principal amount equal to the principal amount of the Revenue Bonds.

2.	Issue, renewal or guaranty:

Issue.

3.	Principal amount of each security:

$45,000,000 Pollution Control Facilities Note, Series 2005-A

$45,000,000 First Mortgage Bonds, Pledge Series A of 2005 due 2035

4.	Rate of interest per annum of each security:

Upon their issuance on April 20, 2005, the Revenue Bonds began accruing interest at a Dutch Auction Rate determined pursuant to certain Dutch Auction Procedures described in Appendix E to the Official Statement dated March 21, 2005, as supplemented, that was distributed in connection with the issuance of the Revenue Bonds. The first auction occurred on April 25, 2005, and the first interest payment was on April 26, 2005. Following this initial Dutch Auction Rate Period, interest on the Revenue Bonds was and will continue to be adjusted based upon 7-day Dutch Auction Rate Periods unless converted to a different Dutch Auction Rate Period or a different interest rate mode by the Company. The permitted interest rate modes are a Daily Rate, a Weekly Rate, a Commercial Paper Rate, a Semi-Annual Rate, an Annual Rate, a Two-Year Rate, a Three-Year Rate, a Five-Year Rate, a Long-Term Rate or a Dutch Auction Rate.

The Note and First Mortgage Bonds will accrue interest at the same rate of interest as the Revenue Bonds, but such interest will be payable under the First Mortgage Bonds only in the event of a redemption thereof in connection with a declaration of acceleration of maturity of the Revenue Bonds.

5.	Date of issue, renewal or guaranty of each security:

April 20, 2005.

6.	If renewal of security, give date of original issue:

Not applicable.

7.	Date of maturity of each security:

April 1, 2035.

8.	Name of the person to whom each security was issued, renewed or guaranteed:

The Note and the First Mortgage Bonds were issued to the trustee for the Revenue Bonds, which is J.P. Morgan Trust Company, National Association.

9.	Collateral given with each security:

The Note is an unsecured obligation of Toledo Edison. The Mortgage, which secures the First Mortgage Bonds and all other mortgage bonds of Toledo Edison, serves as a direct first mortgage lien on substantially all property and franchises, other than specifically excepted property, owned by Toledo Edison.

10.	Consideration given for each security:

Toledo Edison issued the Note and the First Mortgage Bonds in consideration of the loan by the Authority to Toledo Edison of the proceeds of the sale of the Revenue Bonds and, in the case of the issuance of the First Mortgage Bonds, the Bond Insurer’s issuance of the respective the Policy.

11.	Application of proceeds of each security:

The proceeds of the Revenue Bonds will be used, together with funds provided by Toledo Edison, to redeem on or about May 20, 2005 all of the Authority’s outstanding Collateralized Pollution Control Revenue Refunding Bonds, Series 1995 (The Toledo Edison Company Beaver Valley Project).

12.	Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

(a)	the provisions contained in the first sentence of Section 6(b) [ ]

(b)	the provisions contained in the fourth sentence of Section 6(b) [ ]

(c)	the provisions contained in any rule of the Commission other than Rule U-48 [x]

13.
If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.

14.
If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.	If the security or securities are exempt form the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

Rule 52.

THE TOLEDO EDISON COMPANY
By: /s/ Randy Scilla Randy Scilla Assistant Treasurer
Dated: April 27, 2005